SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ACCURIDE CORPORATION
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)

00439T206
(CUSIP Number)
Christopher Shackelton/Adam Gray
Metro Center
1 Station Place, 7th Floor South
Stamford, CT 06902

Warren S. de Wied
Fried, Frank, Harris, Shriver & Jacobson, LLP
One New York Plaza
 New York, New York 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2016 (the “Original Schedule 13D,” together with Amendment No. 1 filed with the SEC on October 7, 2016 and this Amendment No. 2, the “Schedule 13D”), relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Accuride Corporation (the “Issuer”), a corporation organized under the laws of Delaware.  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 2 amends and supplements Item 4 as set forth below.
Item 4. Purpose of Transaction.

On October 21, 2016, the Reporting Persons filed with the SEC a preliminary proxy statement in order to solicit proxies in opposition to matters relating to the proposed Acquisition of the Issuer by affiliates of Crestview Partners, L.L.C.  On the same date, the Reporting Persons issued, and filed with the SEC, an open letter to stockholders of the Issuer urging them not to execute proxies solicited by or on behalf of the Issuer in connection with the Acquisition until they have received the Reporting Persons’ proxy materials.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: October 24, 2016
COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL PARTNERS II, L.P.

		By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact